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                                                                    EXHIBIT 99.4

                                                    PHANTOM UNIT GRANT AGREEMENT


                                October 2, 2000



James G. Hester
500 Dallas St. Suite 700
Houston, TX 77002

Re: Grant of MLP Phantom Units

Dear Mr. Hester:

          I am pleased to inform you that the Company hereby grants to you 5,000 MLP Phantom Units, with an equal number of distribution equivalent rights ("DERs"). A MLP Phantom Unit is a right to receive, upon vesting as provided below, a Common Unit of Plains All American Pipeline, L.P. (the "MLP") and a DER is a right to receive an amount in cash from the Company equal to the distributions made by MLP with respect to a Common Unit during the period beginning on July 1, 2000 and ending on the earlier of December 31, 2003 or the date the tandem MLP Phantom Unit is paid to you or forfeited. The terms of this grant are set forth below.

     1. Subject to the further vesting provisions below, the MLP Phantom Units will become vested (nonforfeitable) as follows:

          (a) on January 1, 2001, (i) 1/9th of the total number of MLP Phantom Units granted you (the "Total Units") shall become vested if the Operating Surplus of the MLP for 2000 equals or exceeds the sum of the Minimum Quarterly Distributions ("MQDs") for such year with respect to the Common Units and the related General Partner Interest, and (ii) an additional 2/9ths of the Total Units shall become vested if the Operating Surplus of the MLP for 2000 equals or exceeds the sum of the MQDs with respect to the Common Units and Subordinated Units and the related General Partner Interest for 2000;

          (b) on January 1, 2002, (i) an additional 1/9th of the Total Units shall become vested if the Operating Surplus of the MLP for 2001 equals or exceeds the sum of the MQDs for such year with respect to the Common Units and the related General Partner Interest, and
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     (ii) an additional 2/9ths of the Total Units shall become vested if the
     Operating Surplus of the MLP for 2001 equals or exceeds the sum of the MQDs with respect to the Common Units and Subordinated Units and the related General Partner Interest for 2001;

          (c) on January 1, 2003, (i) an additional 1/9th of the Total Units shall become vested if the Operating Surplus of the MLP for 2002 equals or exceeds the sum of the MQDs for such year with respect to the Common Units and the related General Partner Interest, and (ii) an additional 2/9ths of the Total Units shall become vested if the Operating Surplus of the MLP for 2002 equals or exceeds the sum of the MQDs with respect to the Common Units and Subordinated Units and the related General Partner Interest for 2002;

          (d) the MLP Phantom Units that would have vested at January 1 of 2001, 2002 or 2003 had the MQDs been paid in 2000, 2001 or 2002, respectively, shall become vested on the date any arrearages in MQDs for such year(s) are paid in full;

          (e) any MLP Phantom Units that would have become vested under subparagraphs (a), (b) or (c) above but for the failure to meet the requirements of subparagraphs (a)(ii), (b)(ii), or (c)(ii), respectively, shall become vested upon, and in the same proportion as, the conversion of Subordinated Units to Common Units; and

          (f) if the Company is removed as the General Partner of the MLP other than for Cause prior to January 2, 2003, the Phantom Units shall become vested on the date of such removal.

The terms Operating Surplus, Minimum Quarterly Distribution, General Partner Interest, and Cause shall have their respective meanings as set forth in the Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P.; provided, however, Operating Surplus included in clause (a)(i) of the definition of Operating Surplus shall be excluded for purposes of this Agreement.

     2. In the event of your termination of employment with the Company and its affiliates for any reason other than your death or a disability that entitles you to benefits under the long-term disability plan of the Company ("Disability"), all of your MLP Phantom Units not then vested shall automatically be forfeited unpaid as of your date of termination.

     3. In the event of your termination of employment with the Company and its affiliates due to your death or Disability, your MLP Phantom Units shall continue to vest as provided in paragraph 1 above.

     4. Vested MLP Phantom Units will be paid by the Company as soon as reasonably practicable following each vesting date.

     5. DERs with respect to the MLP Phantom Units will be credited (without interest) to a Company ledger account (the "DER Account") for your benefit and upon payment of any vested
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MLP Phantom Units, the amounts then credited to your DER Account with respect to such vested units will be paid to you in cash. Any amount credited to the DER Account with respect to unvested MLP Phantom Units will be forfeited if and whenever such MLP Phantom Units are forfeited.

     6. The Company will withhold any taxes due as required by law, which (in the sole discretion of the Company) may include withholding a number of MLP Common Units otherwise payable to you.

          Terms used herein that are not defined herein have the meaning set forth in the Second Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., as amended (the "Partnership Agreement"). Copies of the Partnership Agreement are available upon request. Please execute and return this Agreement to the General Counsel. The attached copy of the Agreement is for your files.

                                        PLAINS ALL AMERICAN INC.


                                        By: /s/ Harry N. Pefanis
                                           ------------------------------------
                                           Harry N. Pefanis, President


/s/ James G. Hester
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(sign here)

Dated: October 2, 2000